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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES ENGAGEMENT OF ISRAELI OFFERING AGENT;
PRIVATE PLACEMENT, AND LEAD INVESTOR

TORONTO, November 28, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has engaged DS Apex Mergers & Acquisitions Ltd. (Israel) (“DS Apex”) to act as lead agent in Israel, of a private placement (the “Private Placement”) of securities, for gross proceeds of approximately Canadian Dollar equivalent of US$15 million or other amount dependent upon certain circumstances, to a maximum of approximately Canadian Dollar equivalent US$30 million , consisting of one common share in the capital of the Company (“Common Shares”) and one half of one warrant (each whole such warrant a “Warrant”) at a price of $0.37. Each Warrant will be exercisable into an additional Common Share upon payment of $0.60. The Warrants will expire on the third anniversary of their issuance and will be non-transferable. DS Apex will be entitled to a cash commission not to exceed 4% of the gross proceeds raised. In conjunction with the Private Placement, the Company may at its option, issue additional common shares under similar terms as the Private Placement on a brokered or non-brokered private placement basis with a syndicate of Canadian, US and European dealers, which, in combination with the Private Placement, will not exceed Canadian Dollar equivalent US$30 million.

The Company has also reached a non-binding understanding with a company listed on the Tel Aviv Stock Exchange (the “Lead Investor”) pursuant to which the Lead Investor will subscribe for Canadian equivalent of US $10 million of securities being offered pursuant to the Private Placement. As part of the additional conditions to the Lead Investor’s commitment, the Company has agreed to nominate two of the Lead Investor’s nominees to the Board of Directors of the Company, for as long as the Lead Investor holds at least 10% of the issued and outstanding Common Shares, and one director in the event the Lead Investor’s ownership of Common Shares falls below 10% but remains equal to or greater than 7%. Furthermore, and as part of the conditions to the Lead Investor’s participation in the Private Placement, the Company will pursue a Tel Aviv Stock Exchange Listing by April 30, 2012 (the “Listing Deadline”), which may be extended up to six months under certain conditions. The Lead Investor will be entitled to additional warrants to be issued at a price of up to $0.37, equivalent to 10% of the Company’s then issued and outstanding fully diluted share capital on the day immediately preceding the Listing Deadline, in the event that the Common Shares are not listed on the Tel Aviv Stock Exchange by the Listing Deadline.

The net proceeds of the financing will be used for support of the Company’s investment in prospects, progressing exploration work programs, future joint programs and general working capital.

The terms of the Private Placement, including the specific conditions relating to the Lead Investor, are non-binding and remain subject to receipt of all regulatory approvals including that of the TSX Venture Exchange.

About DS Apex

DS Apex is an Israeli investment house with leading positions in many lines of business including asset management, underwriting, investment banking, institutional sales and trading, and research. DS Apex is the investment banking division of DS Apex Holdings Group, one of Israel’s leading financial advisory and asset management firms. DS Apex serves the need for Israel-related investment banking services. DS Apex manages approximately US$15 billion, and commands one of the leading positions in underwriting and investment banking in Israel. DS Apex is a publicly traded company, part of the broad Tel Aviv 100 Index, as well as a member of the Tel Aviv Stock Exchange.

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore Israel in the Hula Valley, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has received two gross prospective resource reports related to the Gabriella and the Yitzhak licenses, prepared by Gustavson Associates and titled “Report for License #378 / Gabriella, Offshore Israel”, dated September 06, 2011 and “Report for License #380 / Yitzhak, Offshore Israel”, dated September 06, 2011, respectively.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. In addition, please note that statements relating to “resources” or “reserves” are deemed to be forward- looking statements, as they involve the implied assessment, based on certain estimated and assumptions that the resources or reserves described can be profitably produced in the future. Such statements represent the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectation, beliefs, plans, objectives, assumption, intentions or statement about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing list of important factors is not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311
Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.